NOTICE OF 2014 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

When

Friday, May 9, 2014, at 2:00 p.m. (Vancouver time)

Where

Terminal City Club
837 West Hastings Street
Vancouver, British Columbia

What

We will cover the following items of business:

1.	Receive the audited financial statements of the Company for the year ended December 31, 2013 and the auditor’s report thereon;

2.	Set the number of directors at seven;

3.	Elect directors for the ensuing year;

4.	Appoint PricewaterhouseCoopers LLP, Chartered Accountants, as the Company’s auditor for the ensuing year and authorize the directors to set the auditor’s remuneration;

5.	Approve an ordinary resolution ratifying, confirming and approving the Company’s advance notice policy;

6.	Approve an ordinary resolution approving the Company’s amended and restated stock option plan; and

7.	Approve the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

Your vote is important

Pursuant to applicable securities laws, we have chosen to provide this Notice of Meeting, our management proxy circular, the form of proxy/voting instruction form (collectively, the “Meeting Materials”), our financial statements and our management’s discussion and analysis for the year ended December 31, 2013 using Notice and Access. On or about April 2, 2014, we will mail to Shareholders of record as of the close of business on March 14, 2014 a Notice containing instructions on how to access our Meeting Materials, our financial statements and our management’s discussion and analysis for the year ended December 31, 2013, and how to vote. Shareholders who have requested printed copies of our financial statements and management’s discussion and analysis will continue to receive them by mail. Copies of the Meeting

Materials, our financial statements and our management’s discussion and analysis for the year ended December 31, 2013, are also available on the Internet at www.sedar.com and www.sec.gov/edgar.shtml, and on our website at http://ir.silverstandard.com/index.cfm. You may request a paper copy of the Meeting Materials by contacting the Corporate Secretary at 604-484-8217 or toll free at 1-888-338-0046.

DATED at Vancouver, British Columbia, this 14th day of March, 2014.

BY ORDER OF THE BOARD

“Kelly Stark-Anderson”
Kelly Stark-Anderson
Vice President, Legal and
Corporate Secretary